Exhibit 8


Richard H. Guilford: Executive Compensation

               Summary Compensation Table. There is shown below information concerning the annual and other compensation for services in all capacities to HazWaste for the year ended December 30, 1994, for Richard H. Guilford.

       <Capiton>
                                               Summary Compensation Table
                                               --------------------------


                                                   Annual Compensation
                                               --------------------------

                                                                                Other
Name and                                                                       Annual         All Other
Principal Position           Year            Salary           Bonus          Compensation    Compensation
                             ----            ------          ------          ------------    ------------
Richard H.Guilford
   Chairman, Chief
   Executive Officer,
   President, and            1994            $165,395.00     $86,000.00(1)          (2)      $12,6614.00(3)
   Treasurer



(1) Does not include bonus award under HazWaste's annual performance bonus pool based on Hazwaste's profitability for the fiscal year ended December
     30, 1994, the amount of which is not calculable at this time.

(2) The value of perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus.

(3) The amounts presented include the value of life insurance premiums ($10,100) paid and 401(k) contributions ($2,514) made by Hazwaste on behalf of Mr. Guilford.

               Stock Options. Mr. Guilford was not awarded any stock options during the year ended December 30, 1994, nor did he exercise any of
his existing options.   The following table sets forth information with
respect to unexercised options held by him at year end 1994:

                          Fiscal Year End Options
                          -----------------------


                                        Number of Unexercised Options
                                        at Fiscal Year End (12/30/94)
                                        -----------------------------

Name                               Exercisable              Unexercisable
----                               -----------              -------------
Richard H. Guilford,
  Chairman, Chief Executive            8,000                    2,000
  Officer, President and Treasurer


               Employment Agreement. Mr. Guilford has a written employment agreement with HazWaste. The agreement covers a term of employment beginning May 31, 1994 and ending December 31, 1996. During such period, Mr. Guilford's employment may be terminated by Hazwaste with or without cause. If his employment is terminated without cause, Mr. Guilford is entitled to receive severance benefits of approximate $275,000. Pursuant to an agreement with Earth Technology, Mr. Guilford will terminate his employment


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




at the Effective Time of the Merger and receive a severance payment of approximately $275,000. See "THE MERGER -- Interest of Certain Persons in the Merger."

               Pursuant to his employment agreement, Mr. Guilford received a special executive performance bonus on January 10, 1995. This bonus in the amount of $50,000 was paid by HazWaste to Mr. Guilford prior to the consummation of the Merger and regardless of whether the Merger is consummated. The determination to pay special executive performance bonuses was made by the Board of Directors of HazWaste with Mr. Guilford abstaining as to the bonus award to him. A total of $230,000 in special executive performance bonuses was paid to certain HazWaste employees on January 10, 1995. For a discussion of post-merger treatment of Mr. Guilford's employment agreement, see "THE MERGER AGREEMENT - Representations and Warranties -- Treatment of Certain Employment Agreements."

Ward W. Johnson: Director Compensation; Related Transaction

               Mr. Johnson for the year ended December 30, 1994 received directors fees in the amount of $4,750. In return for certain advisory services, Mr. Johnson, separate and apart from his duties as a director, provided advisory services related to HazWaste's truck and automobile driver safety programs and related insurance costs, workmen's compensation insurance renewals, transportation and disposal issues, and personnel matters.

               Mr. Johnson loaned Environmental Technology of North America, Inc., a wholly-owned subsidiary of HazWaste, $140,000.00 evidenced by a promissory noted dated September 15, 1992. The proceeds of such loan were used to purchase certain heavy construction equipment, and the loan is secured by such equipment. Bearing interest at a rate of 12%, the loan is payable in thirty-six (36) consecutive monthly installments of principal and interest in the amount of $4,650.00. During the fiscal year ended December 30, 1994, payments totalling $55,800.00 were paid to Mr. Johnson, including interest of $7,469.00

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